Tushar Morzaria
Group Finance Director
1 Churchill Place
London
E14 5HP
18 September 2017
Tel +44 (0)20 7116 1000

Stephanie L. Sullivan	barclays.com
Senior Technical and Policy Advisor Office of Financial Services U.S. Securities and Exchange Commission Washington DC 20549 United States

VIA EDGAR

Re:	Barclays PLC

Barclays Bank PLC

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed February 23, 2017

Form 6-K Filed July 28, 2017

File Nos. 001-09246 and 001-10257

Dear Ms Sullivan,

Many thanks for your letter dated September 1, 2017. Please find below our response to your comments regarding certain of our U.S. disclosures. For convenience the comments are set forth in bold below.

Form 20-F for the Fiscal Year ended December 31, 2016

Item 8A – Consolidated Statements and Other Financial Information, page 219

Note 8 – Operating Expenses, page 235

We note your disclosure on page 194 regarding an additional charge of £395 million in Q416 relating to 2016 compensation awards reflecting a decision to more closely align income statement recognition with performance awards and your disclosure on page 56 regarding changes to your deferral arrangements. Please address the following:

•	Tell us the key facts and circumstances related to your deferral arrangements before and after your changes

The additional charge of £395 million recognised in Q4 2016 is made up of two components: (i) changes to the period over which relevant deferred awards are recognised in the income statement (the impact was an expense of £150 million as disclosed in Note 8, page 235); and (ii) changes to align deferral thresholds for senior IB staff with the rest of the Group (resulting in smaller amounts being deferred for senior IB staff and resulting in a charge of £245 million as further disclosed on page 57). We focus our response to your comments on the first of these changes.

The deferred awards to which these disclosures relate are formally communicated to employees in February of the year following the performance year, and are legally granted in March. They are partly awarded in deferred cash and partly in deferred shares. They vest in instalments over three years (or more for certain employees) following the legal grant date. The employee is required to remain in service during the vesting period in order to receive the full award, with limited ‘good leaver’ provisions.

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702).

Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

Until 2017, deferred awards were made on the basis that they were, and were communicated to employees as being attributable to, future service only. For expense recognition purposes they were therefore treated in their entirety as attributable to services provided after the grant date.

For awards granted from February/March 2017, the communications in respect of deferred awards and the deferred award documentation have been changed so that they are expressly awarded in respect of the prior performance period, as well as in relation to future service. These changes aligned management’s view of what period the deferred awards relate to with employees’ understanding of the awards, as further set out below.

•	Provide us the basis for your accounting citing specific supporting accounting guidance for your arrangements before and after your changes

The accounting guidance for share-based and cash-based awards is governed by two IFRS Standards:

•	For share-based awards, the relevant accounting standard is IFRS 2 Share-based Payments, which requires that expense recognition for share-based payment transactions begin when the employee starts rendering services in exchange for an award in a share-based payment arrangement (IFRS 2, para. 7, IG4 and Appendix A). Expense recognition is over the vesting period - defined as the period over which vesting conditions (including service conditions) are met and the employee becomes unconditionally entitled to the award (IFRS 2, paras. 19-20 and Appendix A).

•	For cash-based awards, IAS 19 Employee Benefits applies, requiring the expected cost of bonus payments to be accrued, as services are received, when there is a present legal or constructive obligation to make the payments and a reliable estimate can be made. Making a reliable estimate is possible if specific criteria are met, including if the entity determines after the balance sheet date but before the financial statements are authorised for issue the amounts to be paid in exchange for services during the reference period (IAS 19, paras. 8, 19-22, 28; IAS 10, para. 9(d)).

The change of the period over which the costs of deferred awards are recognised in the income statement does not constitute a change in accounting policy but an application of the existing policy to changing facts, circumstances and conditions that differ in substance from those previously occurring (IAS 8.16(a)).

•	Identify the key factors that resulted in changing the timing of the recognition of the compensation cost

The key factor that resulted in changing the timing of recognition of compensation cost from 2016 was a change in management’s view (aligned with employees’ understanding) that awards relate in part to the prior performance period, as well as to future service.

The following factors each contributed to this change in approach and the related accounting treatment:

•	Changes in Barclays’ management’s view of the components of remuneration: Barclays’ management has been reviewing its compensation approach with a desire to more closely link the awards to the reference performance period. For awards granted in 2017 related to the 2016 performance year, Barclays decided (in late 2016) to revise employee communications and deferred award documentation to specify that deferred awards relate to both the performance period (2016) and the vesting period (2017-2019). These communications ensure that the employee’s understanding aligns with management’s view of the period to which these awards relate.

•	The maturing regulatory environment: The regulatory environment has been evolving since the Share Value Plan and Cash Value Plan were put in place, with the structure of employee compensation changing over time, including as a result of regulatory actions. The core regulatory principles have now largely stabilised and employees have therefore become more certain as to the period to which their awards relate and the manner in which variable remuneration will be delivered to them.

•	Individual malus has been applied to a limited number of employees: Malus provisions allow awards to lapse in certain circumstances including (but not limited to) misconduct, incompetence or negligence, or a material downturn in financial performance of the business in which the employee works. Since these terms were introduced in 2010, malus has been applied only to a limited number of employees. Participants in the deferred bonus plans have developed an expectation that malus is unlikely to be applied to them and they will receive a deferred award if they continue to work for Barclays or are a ‘good leaver’.

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702).

Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

Form 6-K filed July 28, 2017

Credit Risk, page 28

Analysis of Forbearance Programmes, page 30

We note your disclosure that Barclays International forbearance balances increased £355 million to £2.4billion, as consistent forbearance methodologies were introduced across CIB. Please respond to the following:

•	Describe the nature of the changes to the forbearance methodologies

The increase in forborne balances during H117 in Barclays International was principally driven by a review of a small number of already impaired cases in Investment Banking which were added to forbearance on the basis of adjusted/unenforced covenants. These cases were not previously treated as forborne as a result of the impaired status and in H1 Barclays identified that this treatment reflected an inconsistent interpretation across Corporate and Investment Banking. To align these cases with the treatment in the Corporate Bank, these cases were classified as forborne from February 2017 onwards.

•	Tell us whether the Group as a whole is now following consistent forbearance methodologies. If not, tell us the subsidiaries/divisions where a consistent methodology in not being followed and provide an estimate of the significance of the subsidiaries/divisions that are using different methodologies.

Forbearance is subject to the Group Troubled Assets Policy and our Watch List and Forbearance Standard and is therefore consistent across Barclays International and the whole of Barclays.

•	Tell us whether there were any changes to the underlying allowance methodologies as a result in the change of forbearance methodologies

There have been no changes impacting impairment methodologies as a result of the alignment of the forbearance treatments.

If you have any questions relating to this letter, please contact John O’Connor at Sullivan & Cromwell LLP, by telephone at

+44 (0) 20 7959 8515, by facsimile at +44 (0) 20 7959 8950 and by email at oconnorj@sullcrom.com.

Yours sincerely,

/s/ Tushar Morzaria

Group Finance Director

Cc:	Michael Volley

(U.S. Securities and Exchange Commission)

John O’Connor

(Sullivan & Cromwell LLP)

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702).

Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.